DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



03006063

January 23, 2003

Act	1934
Section	
Rule	14A-8
Public Availability	1-23-2003

Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Arkmonk, NY 10504

Re: International Business Machines Corporation

Dear Mr. Moskowitz:

This is in regard to your letter dated January 22, 2003 concerning the shareholder proposal submitted by the Communications Workers of America Members' Relief Fund for inclusion in IBM's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that IBM therefore withdraws its December 18, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor

cc: Morton Bahr
President and Trustee
Communications Workers of America
501 Third Street, N.W.
Washington, DC 20001-2797



Office of the Vice President, Assistant General Counsel

New Orchard Road
Armonk, NY 10504

December 18, 2002

Securities and Exchange Commission
Office of Counsel
Division of Corporation Finance
Judiciary Plaza
Washington, D.C. 20549

Subject: IBM Stockholder Proposal of Communications Workers of America Members' Relief Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six (6) copies of a submission dated November 8, 2002 containing a stockholder proposal (the "Proposal") from the Communications Workers of America Members' Relief Fund (hereinafter the "CWA" or the "Proponent"), to International Business Machines Corporation (the "Company" or "IBM") (See **Exhibit A**).

The Proposal seeks for "the shareholders of International Business Machines Corporation ("IBM") ask the Board of Directors to adopt a policy that the Board's Chairman be an independent director who has not previously served as an officer of IBM; provided that the policy should be implemented in a way that does not violate any existing contractual provision."

IBM believes that the Proposal may be properly omitted from the proxy materials for IBM's annual meeting of shareholders scheduled to be held on April 29, 2003 (the "2003 Annual Meeting") on the grounds discussed below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(8) AS IT RELATES TO AN ELECTION FOR MEMBERSHIP ON THE COMPANY'S BOARD OF DIRECTORS.

Although couched as a corporate governance proposal, which the Company recognizes is beyond challenge by registrants in other instances, the instant Proposal specifically targets Mr. Palmisano, an IBM Director, by seeking to nullify his recent elevation to Chairman of the Board as of January 1, 2003, which election the Board of Directors voted upon on in their October 29, 2002 meeting. **(See Exhibit B)** Mr. Palmisano, in addition to presently serving as the Company's President and Chief Executive Officer, also currently serves as a director on the IBM Board of Directors, and effective January 1, 2003, Mr. Palmisano will, in fact, become Chairman of the Company's Board of Directors.

Because the Proposal calls for Mr. Palmisano to be removed from his board chairmanship, and because Mr. Palmisano is already an IBM director and will also become Chairman of the Board as of January 1, 2003, the Proposal also expressly relates to an election for membership on the IBM Board of Directors under Rule 14a-8(i)(8), and it therefore is excludable under such Rule. In a number of letters, described infra, the staff has specifically concurred in the omission of proposals under Rule 14a-8(i)(8), where, as here, such proposals sought the removal of directors who also happened to be Company officers.

In fact, the instant CWA Proposal attempts to go further than a strikingly similar proposal filed by the CWA Pension Fund against AT&T and excluded with staff concurrence two years ago. See AT&T Corp. (February 13, 2001, *reconsideration denied March 29, 2001)*. There, the CWA Pension Fund proposed that the board adopt a policy to require that any future occupants of the positions of **chief executive officer** and chairman of the board not be the same person, and that the chairman of AT&T be an independent director who has not previously served as the **chief executive officer** of AT&T. Here, the Proponent wants to preclude any individual who was ever an officer (let alone the CEO) from becoming the Chairman of the Board. There are no time parameters associated with the prohibitions meted out by the CWA in the instant case. There, the staff permitted AT&T to exclude the proposal under Rule 14a-8(i)(8). The same result should apply here.

Since rule 14a-8(i)(8) permits a registrant to omit a shareholder proposal if the proposal "relates to an election for membership on the company's board of directors or analogous governing body," IBM's current Chief Executive Officer will, as of January 1, 2003 also commence service as Chairman of the Board of Directors, with a term that expires at the Company's 2003 Annual Meeting. Given that Mr. Palmisano was elected Chairman commencing as of January 1, 2003, we think it is highly probable that Mr. Palmisano will, as a director and our Chief Executive Officer, again be nominated by the Board of Directors for election by stockholders as Chairman of the Board at the 2003 annual meeting. The instant Proposal is written so as to deprive IBM stockholders of the opportunity to elect any person who served as an officer of the Company to the additional position of Chairman of the Board. By its terms, this includes Mr. Palmisano. In addition, the CWA's supporting statement, although again couched in terms of governance issues, clearly questions Mr. Palmisano's ability to handle both positions, assuming, without any support or factual foundation, in the fourth paragraph of the supporting statement, that independent board leadership would be better "in light of the challenges facing IBM," including what the CWA describes as "stiff competition in the PC business and poor stock performance in 2002." Although the CWA has toned down its direct criticism of Mr. Palmisano, as in AT&T, we believe that the Proposal is a thinly disguised vehicle to embarrass our CEO and Chairman-elect by attempting to prevent his reelection as Chairman of the Board in April. Indeed, the CWA has recently tried, without success to discredit Mr. Gerstner, using the proxy process. See IBM (February 27, 2000)(proposal relating to terminating and renegotiating the CEO's retirement package excluded under 14-8(i)(2)). Moreover, the Staff has previously indicated that statements which question the "business judgment, competence and service of the Company's Chief Executive Officer who may stand for reelection as a director at the upcoming annual meeting of shareholders" are excludable under Rule 14a-8(i)(8). See Black and Decker Corp., (January 21, 1997) and Great Atlantic & Pacific Tea Company, Inc., (March 8, 1996).

In addition, in U.S. Bancorp (February 27, 2000), supra, where the stockholder sought the removal of both the company's officers and its directors, the staff wrote, in pertinent part, that

> **[t]here appears to be some basis for your view that U.S. Bancorp may exclude the proposal under rule 14a-8(i)(8) as relating to an election for membership on its board of directors. Accordingly, we will not recommend enforcement action to the Commission if U.S. Bancorp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8)** . To the extent that the proposal calls for removal of officers who are *not* also members of U.S. Bancorp's board of directors, we further believe that rule 14a-8(i)(7) provides a sufficient predicate for omission of the proposal (i.e., as relating to the termination, hiring, or promotion of employees).

A similar result was reached in Exxon Corporation (January 26, 1990), where a stockholder sought the removal of both the company's Chairman of the Board of Directors, as well as the company's Chief Executive Officer. In a decision permitting the exclusion of the entire proposal; (i.e., as to both persons), the staff wrote:

> With respect to the removal of the Chairman of the Board, there appears to be some basis to your view that the proposal may be omitted under [former] rule 14a- 8(c)(8) since it relates to an election to office. **In this regard, the proposal appears directed to removing a current board member or precluding his nomination.** With respect to selecting another Chief Executive Officer, there appears to be some basis for your view that the proposal may be omitted from the Company's proxy materials under [former] rule 14a-8(c)(7) since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e. the decision to terminate executive personnel).

Insofar as the instant IBM Proposal appears specifically directed to remove Mr. Palmisano from his position as Chairman of the IBM Board of Directors and precluding his renomination to the chairmanship of our Board, the instant Proposal should also clearly be omitted under Rule 14a-8(i)(8). See also PepsiCo, Inc. (February 1, 1999) (proposal calling for resignation of two directors because they were "ousted from their own places of employment"); Masco Corporation (March 16, 1998) (proposal calling for replacement of all outside directors of the corporation); Staodyn, Inc. (February 9, 1998) (proposal calling for removal of non-employee directors for cause); ChemTrak Incorporated (March 10, 1997) (proposal stating that board shall accept the immediate resignation of the chairman and elect a replacement); Mesa, Inc. (March 29, 1996)(proposal seeking vote in favor of resignation of chairman and chief executive officer excluded as relating to an election to office). On the basis of these staff precedents, since the Company believes the instant Proposal seeks the same relief as each of the other proposals cited, which proposals were properly excluded by the staff under Rule 14a-8(i)(8) and its predecessor, Rule 14a-8(c)(8), IBM now requests that no enforcement action be recommended to the Commission if we also exclude the instant Proposal in its entirety on the basis of Rule 14a-8(i)(8).[1]

II. THE PROPOSAL SHOULD BE EXCLUDED UNDER RULE 14a-8(i)(7) AS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

Rule 14a-8(i)(7) provides an exclusion for proposals which relate to a company's ordinary business operations. The policy underlying the ordinary business operations exclusion now found under Rule 14a-8(i)(7) is to recognize that the business affairs of a corporation are to be managed under the direction of its board of directors, and that such management necessarily includes the election, by the board, of the corporation's officers. See Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by the Security Holders, Securities Exchange Act of 1934 (the "Exchange Act") Release No. 34-19135 (Oct. 14, 1982). The instant Proposal is fully excludable under this rule.

Seeking to take away the Chairmanship from our Company's President, CEO and Chairman-elect is a matter falling within the Company's ordinary business operations.

Under Article V, SECTION 1 of the Company's by-laws, the Chairman of the Board is also an officer of the Corporation.[2] The CWA Proposal if implemented, would effectively serve to nullify Mr. Palmisano's October 29, 2002 election to the Chairman position, and such same nullification would necessarily include his removal from the chairmanship on the IBM Board of Directors for all future board elections. Hence, the instant Proposal also seeks to terminate Mr. Palmisano as Chairman of the IBM Board of Directors in his capacity as an officer of the Corporation. In this connection, the staff has specifically taken the position that proposals which focus on the decision to terminate, censure, punish or otherwise discipline a particular officer or executive are also excludable under both Rule 14a-8(i)(7) as well as its predecessor, Rule

---

[1]While we are aware of recent precedent denying similar relief under Rule 14a-8(i)(8); see LESCO, Inc. (April 2, 2001) and People's Energy Corporation (November 3, 2002), we do not view the CWA's submission as a pure governance proposal. IBM's history with the CWA, the CWA's past organizing activities, and its attempt in the past discredit our former Chairman and CEO through the use of the stockholder proposal process, see IBM (February 27, 2000) makes this situation more like the one AT&T faced two years ago, where the staff granted no-action relief to AT&T under Rule 14a-8(i)(8). See AT&T Corp. (February 13, 2001, *reconsideration denied March 29, 2001).* The same result should apply here, and the instant Proposal excluded.

[2]Article V, Section 1 of the IBM's by-laws, provides, in pertinent part that "[t]he officers of the Corporation shall include the Chairman of the Board, and may include one or more Vice Chairmen of the Board, the President, one or more Vice Presidents (one or more of whom may be designated as Executive Vice Presidents or as Senior Vice Presidents or by other designations), the Treasurer, the Secretary and the Controller." A copy of IBM's by-laws were most recently filed with the SEC on November 4, 2002, as Exhibit 3 to the Company's Form 10-Q for the quarter ended September 30, 2002.

14a-8(c)(7). Indeed, there is nothing novel or unusual about a stockholder like the CWA Members Relief Fund, which is affiliated with the Communications Workers of America, a union which unsuccessfully sought to organize IBM employees for a number of years, to try and use the stockholder proposal process to otherwise discredit the CEO or other executives, or sometimes, as in this case, the company's board of directors. As a result, the staff has been faced with numerous requests over the years to exclude such proposals under the applicable provisions of Rule 14a-8. This is another one of these situations.

In fact, the instant Proposal is also similar to a proposal lodged last proxy season with Merrill Lynch & Co., Inc. (February 8, 2002). There, a stockholder sought for Mr. Komansky, Merrill's then-current Chairman and CEO, to resign and forgo any golden parachute. The registrant in that case noted that the proposal should be excluded under Rule 14a-8(i)(7) because the proponent was trying to censure the CEO for the registrant's handling of a class action litigation. The registrant maintained that the stockholder should not be permitted to supplant the discretion of the registrant's board of directors in judging the CEO, or, for that matter, the registrant's management of a class action litigation, which were ordinary business matters about which Merrill shareholders should not be expected to, and did not have the knowledge of that corporation's business needed to make such decisions. In concurring with the registrant's position, the staff stated that the registrant could exclude the proposal under Rule 14a-8(i)(7), as relating to Merrill Lynch's ordinary business operations (i.e., the termination, hiring, or promotion of employees). The same result should apply to the instant Proposal, where the Proponent seeks to embarrass Mr. Palmisano by trying to introduce a policy which would have the effect of taking away the IBM Board Chairmanship from him, to which the Board only recently elected him on October 29, 2002, with such Chairmanship to become effective on January 1, 2003. **(See Exhibit B).**

In effect, the CWA's attempt to censure IBM's CEO by using the shareholder proposal process by trying to nullify the October 29, 2002 action of the IBM Board of Directors is not surprising. In this connection, see IBM (February 27, 2000)(proposal relating to terminating and renegotiating our former CEO's retirement package excluded outright under 14-8(i)(2) The SEC's no-action letter file associated with this earlier CWA proposal evidences the animus associated with the CWA's website toward our then-CEO, Mr. Gerstner). A variety of earlier staff decisions in other situations have consistently concurred in the omission of proposals seeking to censure an existing officer under the ordinary business operations exclusion. In UAL Corporation (March 15, 1990), for example, a stockholder proposed that the board censure the President and CEO for his conduct in promoting the unconsummated leveraged buyout of the company, which censure would include a request that he resign from the office of President and CEO. The staff ruled that the proposal could be excluded, and the proponent sought reconsideration. In adhering to its position concurring that the proposal could be excluded, the staff in its reconsideration letter reiterated that Rule 14a-8(c)(7) provided a basis for the omission of the proposal because the decision to request censure of an executive officer as well as his resignation was a matter related to the conduct of the ordinary business operations of the Company.

Similarly, in Deere & Company (August 30, 1999), a proponent also sought to censure the company's CEO and to reduce his annual salary by $50,000 for certain specified "failures of duty." As in UAL, the registrant in Deere maintained that the discipline sought by the proponent for the CEO's alleged "failures of duty" also related to the CEO's effectiveness in managing the company's operations. Since determining the appropriateness of implementing disciplinary actions constituted an important element in the board's management of the company, the company maintained that the proposal should be excluded under Rule 14a-8(i)(7), as the proponent attempted to supplant the discretion of the board in such business matters with the proponent's own judgment without the benefit of an intimate knowledge of the company's business. The SEC staff concurred with the registrant's request to exclude the proposal under Rule 14a-8(i)(7), noting specifically "that the proposal appears to focus on the decision of whether to discipline a particular employee." The same result should follow with the instant CWA Proposal.

Seeking for IBM shareholders to vote on taking the action the CWA desires -- to separate the Chairmanship from any present or future officer --- would have the immediate effect of removing the Board chairmanship position from our President and CEO. This would clearly constitute an impermissible censure of Mr. Palmisano under 14a-8(i)(7), Merrill Lynch, UAL and Deere. Just as in each of these earlier letters, the instant Proponent targets Mr. Palmisano, and seeks for the stockholders to vote on a policy which would result in Mr. Palmisano's removal from his board chairmanship. By seeking our President and CEO's termination from his chairmanship, the Proponent is seeking to censure such individual impermissibly under Rule 14a-8(i)(7). Under the same reasoning employed by the staff in Merrill Lynch, UAL and Deere, the Company submits that the CWA, through the mechanism of this stockholder proposal, should simply not be permitted to supplant the discretion of our Board in evaluating Mr. Palmisano in the performance of his duties as the Company's new chairman of the board. This is an ordinary business matter for which IBM stockholders, such as the CWA, do not have the intimate knowledge of the Company's business needed to be able to make such a decision.

There are many other staff letters which also support the exclusion of the Proposal as ordinary business. In this connection, the relief now sought herein by IBM is similar to the relief granted by the staff in Wachovia Corporation (February 17, 2002), where another proponent, instructed the registrant's board "to seek and hire a competent CEO within a six month period." The staff ruled that Wachovia could exclude such proposal under rule 14a-8(i)(7), as relating to Wachovia's ordinary business operations (i.e., the termination, hiring, or promotion of employees). Similar rulings have been issued in other staff letters. See e.g., Norfolk Southern Corporation (February 1, 2001) (proposal to "remove the company's current top management" and "immediately commence a search for qualified [individuals]" to replace management" excluded under Rule 14a-8(i)(7)); Spartan Motors, Inc. (March 13, 2001) (proposal that directors immediately remove company's chief executive officer); Wisconsin Energy Corporation (January 30, 2001) (proposal that directors seek the resignation of the chief executive officer and president); U.S. Bancorp (February 27, 2000)(proposal to remove officers ***and board of directors*** excluded under **rules 14a-8(i)(7) and 14a-8(i)(8),** with the staff noting that "to the extent that the proposal calls for removal of officers who are not also members of U.S. Bancorp's board of directors, we further believe that rule 14a-8(i)(7) provides a sufficient predicate for omission of the proposal (i.e., as relating to the termination, hiring or promotion of employees)); Exxon Corporation (January 26, 1990)(removal of CEO excluded as ordinary business (i.e., the decision to terminate executive personnel)); Philadelphia Electric Company (January 29, 1988)(proposal to remove certain executive officers from the company's employ determined to be a matter relating to the conduct of the company's ordinary business operations (i.e., the decision to dismiss executive officers)); Middle South Utilities, Incorporated (January 25, 1988)(proposal relating to replacing **chairman** and president excluded as ordinary business (i.e., the decision to alter or terminate the duties of executive personnel)); Continental Illinois Corp. (February 24, 1983) (proposal calling for the termination of **the chairman of the board** and the president excluded as ordinary business (i.e., the employment of executive personnel)); and Simplicity Pattern (March 21, 1980) (the "[d]ecision to continue the employment of or discharge of certain employees of the company relates to the ordinary business operations of the company").

On the basis of these consistent staff precedents, since the Company believes the instant Proposal seeks the same relief as each of the other proposals cited, which proposals were properly excluded by the staff under Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7), IBM now requests that no enforcement action be recommended to the Commission if we exclude the instant Proposal in its entirety on the basis of Rule 14a-8(i)(7).

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for the 2003 Annual Meeting. We are sending the Proponent a copy of this letter, thus advising it of our intent to exclude the Proposal from the proxy materials for the 2003 Annual Meeting. If the staff disagrees with the Company's conclusion that the Proposal may be omitted from its proxy materials, I request the opportunity to confer with the staff prior to the issuance of your position. If you wish any further information, please call me at 914-499-6148. The Proponent is hereby specifically requested to copy me on any response he may choose to make to the Commission.

Thank you for your attention and consideration in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

cc: with enclosures to:
Mr. Tony Daley
Research Analyst
Communications Workers of America Members' Relief Fund
501 Third Street, NW
Washington, DC 20001-2797

Exhibit A

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

Communications Workers of America
AFL-CIO, CLC

501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1110 Fax 202/434-1139

Morton Bahr
President

VIA Fax & Mail

November 8, 2002

Mr. Daniel E. O'Donnell
Office of the Corporate Secretary
International Business Machines Corporation
New Orchard Road
Armonk, New York 10504

Dear Mr. O'Donnell:

RE: Submission of Shareholder Proposal

On behalf of the Communications Workers of America Members' Relief Fund ("Fund"), we hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the International Business Machines Corporation ("Corporation") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2003. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is a beneficial holder of IBM common stock with market value in excess of $2,000 held continuously for more than a year prior to this date of submission. Verification of the Fund's beneficial ownership in IBM common stock can be provided if necessary.

The Fund intends to continue to own IBM common stock through the date of the Corporation's 2003 annual meeting. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of stockholders. Please direct all communications regarding this matter to Mr. Tony Daley in my office.

Sincerely,



Morton Bahr
Trustee

Enclosure

Shareholder Proposal

RESOLVED, that the shareholders of International Business Machines Corporation ("IBM") ask the Board of Directors to adopt a policy that the Board's Chairman be an independent director who has not previously served as an officer of IBM; provided that the policy should be implemented in a way that does not violate any existing contractual provision.

Supporting Statement

The responsibilities of a company's board of directors include reviewing and approving management's strategic and business plans; approving material transactions, including mergers; assessing corporate performance; and selecting, evaluating, compensating and, if necessary, replacing the CEO. (See Report of the NACD Blue Ribbon Commission on Director Professionalism, at 1-2) Although the board may work together collaboratively with the CEO to develop long-range plans and set a company's course, the tasks with which the board is charged have the potential to bring the board and CEO into a more contentious relationship.

Accordingly, when a CEO serves as chairman, there is a risk that his interests will conflict with the board's duty to direct and monitor the business and affairs of the company. As Intel Chairman Andrew Grove puts it, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?" The risk of conflict of interest is particularly acute when the board seeks to reevaluate management's strategic plan or even replace the CEO.

Jeffrey Garten, dean of the Yale School of Management, pointed out two other reasons to separate the roles in a November 11, 2002, *Business Week* editorial. Dean Garten asserted that in today's business environment, chairing a board has become a full-time job, and that the CEO and chairman jobs require different skills and temperaments. According to Dean Garten, in a survey by McKinsey & Co., 70% of directors from 500 large U.S. companies favored separation of the roles. ("Don't Let the CEO Run the Board Too")

IBM announced in October 2002 that CEO Samuel Palmisano would also become chairman following the retirement of former CEO and Chairman Louis Gerstner at the end of 2002. In light of the challenges facing IBM, including stiff competition in its PC business and poor stock performance in 2002, we believe independent Board leadership would be beneficial to IBM and its shareholders. We are also concerned about the high levels of executive compensation awarded to Mr. Gerstner during the time he served as chairman and CEO, including 2001 and 2000 bonuses of $8 million each and a 2000 option award valued at $44,811,000 or $113,559,000, depending on the return assumption used. We believe that independent Board leadership would ensure that the Board most effectively carries out its monitoring responsibilities on behalf of shareholders.

We urge shareholders to promote independent Board leadership and vote for this proposal.

Exhibit B

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

For Release: IMMEDIATE

IBM

International Business Machines Corporation
Armonk, New York 10504

Contact: Bill Hughes or Carol Makovich
(914) 499-6565 (914) 499-6212
bhughes@us.ibm.com makovich@us.ibm.com

SAMUEL J. PALMISANO ELECTED IBM CHAIRMAN

ARMONK, N.Y., October 29, 2002 . . . The IBM board of directors today elected Samuel J. Palmisano chairman of the board, effective January 1, 2003. Mr. Palmisano will succeed Louis V. Gerstner, Jr., who will retire from the company and from the IBM board of directors at the end of this year.

Mr. Palmisano, 51, is currently IBM's president and chief executive officer. He succeeded Mr. Gerstner as CEO of IBM in March 2002. He served previously as IBM's president and chief operating officer, after holding senior leadership positions in virtually all of IBM's operating units. He became a director of IBM in July 2000. As of January 1, 2003, Mr. Palmisano's title will be IBM chairman, president and chief executive officer.

Since becoming CEO, Mr. Palmisano has led major initiatives to position the company for profitable growth and industry leadership. Among the key initiatives are: the acquisition of PricewaterhouseCoopers Consulting and several software companies, the pending sale of the hard disk drive business, a major realignment of the microelectronics unit, and the outsourcing of desktop PC manufacturing.

A graduate of The Johns Hopkins University, Mr. Palmisano joined IBM in 1973 as a sales representative in Baltimore, Maryland.

Mr. Gerstner, 60, led IBM through one of the most dramatic turnarounds in business history. Under his stewardship, IBM reclaimed its reputation as a technology leader and the industry's premier provider of integrated solutions. The company coined the term e-business and played a leadership role in defining the impact of networking technologies on business and society. In addition, IBM built its services business while gaining market share in servers, software, storage and microelectronics. IBM has received more U.S. patents than any other company for nine consecutive years.

# # #

IBM

Fax Cover

This is a confidential message, intended solely for the person to whom it is addressed. If you receive this message in error, please forward it to the correct person, or mail it back to us. Thank you.

To S.E.C. (Corp Fin)

Fax No. 202-942-9525

From IBM / CORPORATE LEGAL
FAX: 9/914-499-6085 OR 8/641-6085

FROM: S. Moskowitz
TEL: 914-499-6148

Date 1/22/03

Subject CWA Proposal (14a-8 withdrawn Proposal)

Pages 4, including this one

CC: CWA ; Mr Suman Ray 202-434-1201



Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

VIA FAX
202-942-9525

January 22, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Stockholder Proposal of the Communications Workers of America Members' Relief Fund **("CWA")** to have an Independent Director serve as Chairman of the IBM Board of Directors

- IBM Request for a no-action letter dated December 18, 2002
- CWA's withdrawal of the Proposal by letter dated January 21, 2003

Ladies and Gentlemen:

On December 18, 2002, IBM submitted a request for a no-action letter regarding a stockholder proposal we received from the CWA seeking that the chairman of IBM's board of directors be an independent director who has not previously served as an officer of IBM (the "Proposal").

We received today a faxed letter, dated January 21, 2003, from the CWA, formally withdrawing the instant Proposal. A copy of such letter is attached for your use and reference.

As a result of the withdrawal by the CWA of the Proposal, IBM hereby respectfully withdraws our request for no-action relief in this matter.

Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

Copy via fax to: Mr. Suman Ray,
Research Economist CWA
202-434-1201

C:\Documents and Settings\Administrator\My Documents\$user2\DOCS\cwa2003-3.lwp



Communications Workers of America
AFL-CIO, CLC

501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1110 Fax 202/434-1139

Morton Bahr
President

January 21, 2003

Mr. Daniel E. O'Donnell
Office of the Corporate Secretary
International Business Machines Corporation
New Orchard Road
Armonk, New York 10504

Dear Mr. O'Donnell:

RE: Withdrawal of Shareholder Proposal

On behalf of the Communications Workers of America Members' Relief Fund, I hereby *withdraw* the shareholder proposal submitted on November 8, 2002, for inclusion in the International Business Machines Corporation proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2003.

Sincerely,



Morton Bahr
Trustee

cc: Office of Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Sixth Street, NW
Washington, DC 20549



CWA
Research Department

Date: 1/22/02

Name: Stu Moskowitz

Fax: 914/499-6519

Pages Including Cover: 2

Re: ______ cc: ______

☐ Urgent ☐ For Review ☐ Please Reply

Comments:

Suman Ray, Research Economist
501 Third Street, NW
Washington, D.C. 20001-2797
202/434-1185 FAX 202/434-1201
sray@cwa-union.org